Exhibit 99.1

Investor contacts:	Jérôme Arnaud

+1 (650) 567-8103

+33 (1) 49 08 35 16

jarnaud@ilog.fr

Bernard Compagnon

Cubitt Consulting

+44 20 7367 5100

Press Contact:	Susan Peters

ILOG, Inc.

+1 (650) 567-8109

speters@ilog.com

ILOG ANNOUNCES EXPECTED RESULTS

FOR SECOND QUARTER

PARIS, France and MOUNTAIN VIEW, Calif. - January 17, 2006 - ILOG® (NASDAQ: ILOG; Euronext: ILO, ISIN: FR0004042364) today announced that it expects total revenues for its second fiscal 2006 quarter ended December 31, 2005 to be approximately $31 million compared to $32.2 million for the same quarter of the prior year. US GAAP earnings per share for the quarter are expected to be approximately a loss of $0.01 compared to a profit of $0.12 for the same quarter of the prior year. Expected earnings for the quarter include a non-cash expense related to stock-based compensation of $1.1 million, or $0.06 per share, which was not mandatory a year ago.

“We are clearly disappointed by our expected revenues for the second quarter. We will share a comprehensive analysis of our performance during our scheduled earnings call,” said Pierre Haren, Chairman and CEO of ILOG. “I can already say that these results do not diminish our confidence in ILOG’s business strategy and in our market opportunities, including demand for our Business Rule Management System (BRMS) products, which continued to grow in the second quarter.”

On January 26, 2006, ILOG will discuss its second quarter results and have a conference call for investors at 4:00 p.m. Paris time, 10 a.m. U.S. Eastern Time. Participation details are posted at http://www.ilog.com/corporate/investor/.

About ILOG

ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,500 global corporations and more than 465 leading software vendors rely on ILOG's market-leading business rule management system (BRMS), optimization and visualization software components, to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. The BRMS market share leader, ILOG was founded in 1987 and employs more than 700 people worldwide. For more information, please visit http://www.ilog.com.

Forward-looking Information

All of the statements included in this release, as well as oral statements that may be made by us or by officers, directors or employees acting on our behalf, that are not statements of historical fact, constitute or are based upon "forward-looking statements" within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Among the factors that could cause our actual results to differ materially are those risks identified in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” of our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and our other filings and submissions with the SEC, including, without limitation, quarterly fluctuations in our operating results; competition in our industry; the extended length of our sales cycle which impacts our ability to forecast product lines; our dependence on certain major independent software vendors; our investments in vertical markets; the increasing number of fixed price consulting agreements; decreased investment in our sales and marketing forces; changing market requirements; our ability to provide professional services activities that satisfy customer expectations; errors in our software products; the loss of key personnel; logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies resulting from our global operations; changes in tax laws or an adverse tax audit; our significant dependence on our proprietary technology; the impact of intellectual property infringement disputes; the impact of dilutive share issuances or the incurrence of debt and contingent liabilities and write-offs resulting from acquisitions; changes in accounting principles; and other matters not yet known to us or not currently considered material by us. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, we undertake no obligation to revise these forward-looking statements to reflect new information or events, circumstances, changes in expectations or otherwise that arise after the date hereof.